FOR IMMEDIATE RELEASE

TAX NOTIFICATION

(Santiago, CHILE, January 28, 2010) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

During the meeting held yesterday, January 27, 2010, the Board of Directors was informed that on January 22 the State of Sao Paulo, Brazil, notified our former cable subsidiary in that country, Ficap S.A., nowadays Nexans Brasil S.A., of tax liabilities amounting to a total R$ 89,172,390 (equivalent as of that date to US$ 49,079,416) including interests and fines.

The notice asserts that ICMS taxes (similar to Chilean VAT) paid by Ficap in the State of Espírito Santo, the copper import location, should have been paid to the State of Sao Paulo, state where one of Ficap’s facilities is located. In addition, the State of Sao Paulo affirms that the use of such tax credit generated at the State of Espírito Santo in 2005 is invalid.

This situation is related to differences among several Brazilian States with respect to the location in which ICMS tax should be paid for the imports of goods to this country, particularly given the use of tax benefits granted from some States to encourage the import of products through them has been a customary practice of several Local and Multinational companies.

As previously informed, pursuant to the stipulations of the agreement entered into with Nexans on February 21, 2008, by which the Cable Business Unit was divested, except for some specific cases, Madeco S.A. undertook a responsibility with Nexans for the tax collection contingencies with an origin prior to the date of the agreement, as it is the case.

Regarding this issue, the Board of Directors agreed to file reclamation and review appeals available according to the Brazilian legislation. After consulting with Madeco S.A. legal advisors in Brazil, they believe that strong arguments exist in order to revert this situation.

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For further information contact:

Jose Luis Valdes M.

Head of Investor Relations

Tel.  : (56 2) 520-1388

Fax   : (56 2) 520-1545

E-mail   : ir@madeco.cl

Web Site   : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in Company’s strategy, or in capital spending, or reflect the occurrence of unanticipated events.